UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2015

R. R. DONNELLEY & SONS COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-4694	36-1004130
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 South Wacker Drive Chicago, Illinois		60606
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 326-8000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On May 29, 2015, R.R. Donnelley & Sons Company, a Delaware corporation (“R.R. Donnelley”), provided its consent to the termination by Courier Corporation, a Massachusetts corporation (“Courier”), of the Courier Corporation Senior Executive Severance Program (the “Plan”) pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 5, 2015, by and among Courier, R.R. Donnelley, Raven Solutions, Inc., a Massachusetts corporation and a wholly owned subsidiary of R.R. Donnelley, and Raven Ventures LLC, a Massachusetts limited liability company and a wholly owned subsidiary of R.R. Donnelley. The termination is expected to be effective on June 8, 2015, and is conditioned upon the consent of each of the Plan participants and the approval by the Courier shareholders of the Merger Agreement. Upon termination of the Plan, immediately prior to the closing of the merger with R.R. Donnelley contemplated by the Merger Agreement, Courier will pay to each Plan participant the cash value of all benefits (including severance and medical) that would be payable to such participant under the Plan in the event of a termination of such participant’s employment upon the merger. There are 30 participants in the Plan, including Courier’s three named executive officers.

Additional Information and Where To Find It

This report relates to a proposed transaction between R.R. Donnelley and Courier. In connection with the proposed transaction, R.R. Donnelley has filed a proxy statement/prospectus with the SEC, which includes a final prospectus with respect to R.R. Donnelley shares to be issued in the proposed transaction and a definitive proxy statement of Courier with respect to the proposed transaction. This report is not a substitute for the final proxy statement/prospectus or any other documents that R.R. Donnelley or Courier may file with the SEC or send to shareholders of Courier in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF COURIER ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY R.R. DONNELLEY OR COURIER WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the final proxy statement/prospectus and other relevant documents filed or that will be filed by R.R. Donnelley or Courier with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the final proxy statement/prospectus and other relevant documents filed by R.R. Donnelley with the SEC are available free of charge on R.R. Donnelley’s internet website at http://investor.rrd.com/sec.cfm or by contacting R.R. Donnelley’s Investor Relations Department at (800) 742-4455. Copies of the proxy statement/prospectus and other relevant documents filed by Courier with the SEC are available free of charge on Courier’s internet website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

Participants in the Solicitation

R.R. Donnelley, Courier, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of Courier in connection with the proposed transaction. Information about the directors and executive officers of Courier is set forth in Amendment No. 1 to its Annual Report on Form 10-K for the year ended September 27, 2014, which was filed with the SEC on Form 10-K/A on January 26, 2015, and in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on February 17, 2015. Information about the directors and executive officers of R.R. Donnelley is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 8, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the final proxy statement/prospectus and other relevant materials to be filed with the SEC.

Use of Forward-Looking Statements

This report includes certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, including with respect to the business, strategy and plans of R.R. Donnelley and Courier, their expectations relating to the proposed transaction and their future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about R.R. Donnelley or Courier managements’ beliefs and expectations, are forward-looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While R.R. Donnelley and Courier believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond R.R. Donnelley’s or Courier’s control. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from R.R. Donnelley’s and Courier’s current expectations depending upon a number of factors affecting their businesses and risks associated with the successful execution and integration of the proposed transaction and the performance of their businesses following such transaction. These factors include, among others, successful completion of the proposed transaction, the ability to implement plans for the integration of the proposed transaction and the receipt of required approvals for the proposed transaction, and such other risks and uncertainties detailed in R.R. Donnelley’s and Courier’s respective periodic public filings with the SEC, including but not limited to those discussed (i) under “Risk Factors” in R.R. Donnelley’s Form 10-K for the fiscal year ended December 31, 2014, in R.R. Donnelley’s subsequent filings with the SEC and in other investor communications of R.R. Donnelley from time to time and (ii) under “Risk Factors” in Courier’s Form 10-K for the fiscal year ended September 27, 2014 and in Courier’s subsequent filings with the SEC and in other investor communications of Courier from time to time. R.R. Donnelley and Courier do not undertake to and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

R. R. DONNELLEY & SONS COMPANY
Date: May 29, 2015

	By:	/s/ Suzanne S. Bettman
Suzanne S. Bettman
Executive Vice President,
General Counsel and Secretary